Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended March 31, 2017
Earnings before income taxes	$2,177
Add (deduct):
Dividends from less than 50% owned affiliates	—
Fixed charges	284
Interest capitalized, net of amortization	—
Earnings available for fixed charges	$2,461
Fixed charges:
Interest incurred	$260
Portion of rent expense deemed to represent interest factor	24
Fixed charges	$284
Ratio of earnings to fixed charges	8.7

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings before income taxes	$9,924	$9,615	$10,650	$12,542	$13,004
Add (deduct):
Dividends from less than 50% owned affiliates	117	127	107	1	—
Fixed charges	1,166	1,232	1,284	1,216	1,115
Interest capitalized, net of amortization	—	(3)	1	4	2
Earnings available for fixed charges	$11,207	$10,971	$12,042	$13,763	$14,121
Fixed charges:
Interest incurred	$1,071	$1,137	$1,172	$1,105	$1,009
Portion of rent expense deemed to represent interest factor	95	95	112	111	106
Fixed charges	$1,166	$1,232	$1,284	$1,216	$1,115
Ratio of earnings to fixed charges	9.6	8.9	9.4	11.3	12.7